PURCHASE AGREEMENT

      Prudential World Fund, Inc. (the Company), an open-end management investment company and a Maryland corporation, on behalf of Prudential Jennison International Growth Fund (the Fund), and Prudential Investments Fund Management LLC, a New York limited liability company (PIFM), intending to be legally bound, hereby agree as follows:

      1. In order to provide the Fund with its initial capital, the Fund hereby sells to PIFM, and PIFM hereby purchases, 4 Shares of common stock (the Shares) of the Fund. The Shares are apportioned as follows: 1 Share of Class A, 1 Share of Class B, 1 Share of Class C and 1 Share of Class Z, each at the net asset value of $10.00 per share. The Fund hereby acknowledges receipt from PIFM of funds in the amount of $40 per Fund in full payment for the Shares.

      2. PIFM represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof and that PIFM has no present intention to redeem and dispose of any of the Shares.

      IN WITNESS THEREOF, the parties have executed this agreement as of the 18th day of November, 1999.


                              Prudential World Fund, Inc.


                              By /s/ Grace C. Torres
                                 -------------------
                                 Grace C. Torres
                                 Treasurer


                              Prudential Investments Fund Management LLC


                              By /s/ Robert C. Rosselot
                                 ----------------------
                                 Robert C. Rosselot
                                 Vice President